Exhibit 99.1

Aurinia Announces Presentations at the European Renal Association – European Dialysis and Transplant Association (ERA-EDTA) Meeting

VICTORIA, British Columbia--(BUSINESS WIRE)--May 12, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH)(TSX:AUP) (“Aurinia” or the “Company”) announced three presentations including the first scientific abstract of multi-targeted therapy (MTT) utilizing voclosporin in the treatment of lupus nephritis at the 53rd Annual ERA-EDTA congress to be held in Vienna, Austria from May 21st – 24th, 2016. The first poster presentation describes the preliminary results of all 10 recruited patients on MTT using voclosporin after the first eight weeks of therapy in the open-label AURION study. This data continues to support the hypothesis that utilizing MTT with voclosporin has the potential to improve the chances of achieving remission over the current standard of care. The second poster presentation describes the potential for an improved side-effect profile due to the pharmacokinetic attributes of voclosporin. The final poster presentation presents data suggesting that based on a comprehensive analysis of patients treated with voclosporin, it has the potential to be flat dosed and may not require therapeutic drug monitoring, making voclosporin unique within this drug class.

“This data to be presented in Vienna provides increased confidence in voclosporin’s potential to improve outcomes in lupus nephritis which may be of benefit to patients who currently have no approved therapy available to them.” said Charles Rowland, CEO of the Company.

These ERA-EDTA poster presentations will be made available on the Company’s website at http://www.auriniapharma.com/dnn/ForInvestors/CorporatePresentations.aspx

The schedule for the oral presentations are as follows:

AURION STUDY: MULTI-TARGET THERAPY WITH VOCLOSPORIN, MMF AND STEROIDS FOR LUPUS NEPHRITIS
Authors: Neil Solomons, Abdul Halim Abdul Gafor, Rosnawati Yahya, Tak Mao Chan, Robert Huizinga
Date/Time: Monday, May 23 2016, 0930-1045h
Location: 53rd ERA-EDTA Congress
Presented by: Robert Huizinga
Abstract: MP130

A CALCINEURIN INHIBITOR WITH AN IMPROVED SIDE EFFECT PROFILE?
Authors: Robert Huizinga, Neil Solomons, Mark Abel
Date/Time: Sunday, May 22 2016, 0930-1045h
Location: 53rd ERA-EDTA Congress
Presented by: Robert Huizinga
Abstract: SP684

CALCINEURIN INHIBITION WITHOUT THERAPEUTIC DRUG MONITORING?
Authors: Robert Huizinga, Neil Solomons, Mark Abel
Date/Time: Sunday, May 22 2016, 0930-1045h
Location: 53rd ERA-EDTA Congress
Presented by: Robert Huizinga
Abstract: SP671

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About Voclosporin

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA:

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well-controlled clinical trial that enrolled 265 patients and is being conducted in over 20 countries worldwide. This trial will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) compared to placebo, with all patients receiving mycophenolate mofetil (MMF) and oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 (confirmed at 26 weeks) and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire, 416-644-2020
bmire@renmarkfinancial.com
or
Laura Welsh, 514-939-3989
lwelsh@renmarkfinancial.com